Exhibit 99.3

Report of the Statutory Auditor on the Compensation Report in
Accordance with the Ordinance against Excessive Compensation in Stock
Exchange Listed Companies (Ordinance)

Contents

•	Report of the Statutory Auditor

•	Compensation of the Board of Directors

•	Compensation of the Members of the Executive Management

•	Equity Incentive Plans of the Board of Directors and the Members of the Executive Management

Annex

•	Compensation Philosophy, Principles and Governance

Report of the statutory auditor on the
remuneration report

to the General Meeting of AC Immune SA

Ecublens

We have audited the accompanying remuneration report of AC Immune SA for the year ended 31 December 2019. The audit was limited to the information according to articles 14–16 of the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance) contained in the tables 1.c., 2.c. and 3., and the information in sections 1.b. and 3. of the remuneration report.

Board of Directors’ responsibility

The Board of Directors is responsible for the preparation and overall fair presentation of the remuneration report in accordance with Swiss law and the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance). The Board of Directors is also responsible for designing the remuneration system and defining individual remuneration packages.

Auditor’s responsibility

Our responsibility is to express an opinion on the accompanying remuneration report. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the remuneration report complies with Swiss law and articles 14–16 of the Ordinance.

An audit involves performing procedures to obtain audit evidence on the disclosures made in the remuneration report with regard to compensation, loans and credits in accordance with articles 14–16 of the Ordinance. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatements in the remuneration report, whether due to fraud or error. This audit also includes evaluating the reasonableness of the methods applied to value components of remuneration, as well as assessing the overall presentation of the remuneration report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the remuneration report of AC Immune SA for the year ended 31 December 2019 complies with Swiss law and articles 14–16 of the Ordinance.

PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Alex Fuhrer
Michael Foley	Alex Fuhrer
Audit expert	Audit expert
Auditor in charge

Lausanne, 30 March 2020

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, case postale, CH-1001 Lausanne, Switzerland

Téléphone: +41 58 792 81 00, Téléfax: +41 58 792 81 10, www.pwc.ch

PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

This compensation report of AC Immune SA (the “Company”) has been prepared in accordance with the Federal Ordinance Against Excessive Compensation in Stock Exchange Listed Companies (“Ordinance”), effective January 1, 2014.

1.	Compensation of the Board of Directors

a.	Board Composition in 2019 and 2018

Name	Appointment	Board	Audit Committee	Compensation and Nomination Committee
Douglas Williams, Ph.D.	2018	Chairman (1)		Chairman (3)
Martin Velasco	2003	Vice-Chairman (1)(6)	Member	Member
Peter Bollmann, Ph.D.	2015	Director	Chairman
Thomas Graney	2016	Director	Member	Member
Detlev Riesner, Ph.D.	2004	Director (7)		Chairman (2)
Friedrich von Bohlen und Halbach, Ph.D.	2015	Director
Andrea Pfeifer, Ph.D.	2016	Director – CEO
Werner Lanthaler, Ph.D.	2018	Director (4)	Member
Roy Twyman, M.D.	2019	Director (5)

(1) — Appointed June 28, 2019

(2) — Chairman until July 6, 2018

(3) — Appointed July 6, 2018

(4) — Appointed July 6, 2018

(5) — Appointed June 28, 2019

(6) — Chairman since 2003 and through June 28, 2019

(7) — Retired June 28, 2019

Our Board of Directors is composed of seven directors, not including our Chief Executive Officer (CEO). Each director is elected for a one-year term. The current members of our board of directors were appointed at a shareholders’ meeting held on June 28, 2019 to serve until the 2020 shareholders’ meeting planned for June 2020.

Pursuant to NASDAQ Marketplace Rule 5615(a)(3), the Company follows Swiss rules in lieu of the NASDAQ exchange listing rules for rules regarding the nominations committee, independent director oversight of executive officer compensation, majority independent board representation and the establishment of, or amendments to, equity-based compensation plans for employees. Swiss law does not require that a majority of our Board of Directors consists of independent directors. Taking into account all applicable committee independence standards, Martin Velasco, Friedrich von Bohlen und Halbach, Peter Bollmann, Thomas Graney, Douglas Williams, Werner Lanthaler and Roy Twyman are “independent directors”. Detlev Riesner was deemed “independent” during his tenure as a member of our Board of Directors. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.

b.	Compensation Structure

Board members are paid a fixed fee dependent on the function exercised. Such fees have been established in light of market practice. In addition to the fixed fee, Board members are awarded equity instruments under the Company’s equity incentive plans as described within the section “Equity Incentive Plans” of this report.

Commencing in July 2019, annual fixed fees totaled and were paid semi-annually in Swiss Francs (CHF) as follows:

•	KCHF 87 (net of social charges) for the Chairman of the Board

•	KCHF 70 (net of social charges) for the Vice-Chairman of the Board

•	KCHF 54 (net of social charges) for other members of the Board

•	KCHF 12 (net of social charges) for the Audit and Finance Committee Chairman

•	KCHF 6 (net of social charges) for members of the Audit and Finance Committee

•	KCHF 15 (net of social charges) for the Compensation, Nomination and Governance Committee Chairman

•	KCHF 10 (net of social charges) for members of the Compensation, Nomination and Governance Committee

Commencing in July 2018, annual fixed fees totaled and were paid semi-annually in Swiss Francs (CHF) as follows:

•	KCHF 87 (net of social charges) for the Chairman of the Board

•	KCHF 54 (net of social charges) for other members of the Board

•	KCHF 12 (net of social charges) for the Audit and Finance Committee Chairman

•	KCHF 6 (net of social charges) for members of the Audit and Finance Committee

•	KCHF 15 (net of social charges) for the Compensation, Nomination and Governance Committee Chairman

•	KCHF 10 (net of social charges) for members of the Compensation, Nomination and Governance Committee

For 2017 and through June 30, 2018, annual fixed fees totaled and were paid semi-annually in Swiss Francs as follows:

•	KCHF 79 (net of social charges) for the Chairman of the Board

•	KCHF 49 (net of social charges) for other members of the Board

•	KCHF 15 (net of social charges) for the Audit and Finance Committee Chairman

•	KCHF 7.5 (net of social charges) for members of the Audit and Finance Committee

•	KCHF 8.5 (net of social charges) for the Compensation, Nomination and Governance Committee chairman

•	KCHF 5 (net of social charges) for members of the Compensation, Nomination and Governance Committee

c.	2019 and 2018 Board Compensation

In 2019 and 2018, the total compensation of the members of the Board of Directors consists of Board fees, social charges and compensation paid in the form of equity instruments and is outlined below:

Year	Name	Gross Cash Compensation	Social Contribution	FMV of Equity instruments granted (2) (3)	Total Annual Compensation
		(in CHF thousands)
2019	Douglas Williams, Ph.D.	91	8	82	181
2018		47	3	122	172

2019	Martin Velasco	100	8	74	182
2018		104	7	56	167

2019	Peter Bollmann, Ph.D.	69	4	66	139
2018		70	7	56	133

2019	Thomas Graney	70	-	66	136
2018		66	-	56	122

2019	Detlev Riesner, Ph.D. (4)	28	2	-	30
2018		58	2	56	116

2019	Friedrich von Bohlen und Halbach, Ph.D.	54	-	66	120
2018		52	-	56	108

2019	Andrea Pfeifer, Ph.D. (1)	-	-	-	-
2018		-	-	-	-

2019	Werner Lanthaler, Ph.D.	64	6	66	136
2018		32	2	112	146

2019	Roy Twyman, M.D.	27	-	132	159
2018		-	-	-	-

	Total 2019	503	28	552	1,083
	Total 2018	429	21	514	964

(1)	— There is no compensation for board participation; compensation for Andrea Pfeifer is included in section 2c below

(2)	— Stock options were granted in 2019 and Restricted Share Units (“RSUs”) in 2018 and are further described in Section 3 below We estimated the fair value of Restricted Share Units using a reasonable estimate of market value of the common stock on the date of the award. Stock options granted are valued using the Black-Scholes model

(3)	— Fair market value (“FMV”) excludes Swiss social security contributions since such contributions are only due if and when the equity instrument is exercised

(4)	— Retired June 28, 2019

d. Loans to Board Members, payments to former members of the Board of Directors and payments to Related Parties of Members of the Board of Directors

For the years ended December 31, 2019 and 2018, the Company granted no loans to members or former members of the Board of Directors. Additionally, as of December 31, 2019 and 2018, no such loans or credit payments existed to present or former members of the Board of Directors, or to related parties of present or former members of the Board of Directors.

For the years ended December 31, 2019 and 2018, no disclosable compensation was paid to related parties or former members of the Board of Directors.

2.	Compensation for Members of Executive Management

a.	Executive Management Composition

The Executive Management during 2019 and 2018 was comprised of:

Name	Function	Appointment
Andrea Pfeifer, Ph.D.	Chief Executive Officer	2003
Andreas Muhs, Ph.D. (1)	Chief Scientific Officer	2005
Marie Kosco-Vilbois, Ph.D. (2)	Chief Scientific Officer	2019
Joerg Hornstein	Chief Financial Officer	2017
Jean-Fabien Monin	Chief Administrative Officer	2009
Piergiorgio Donati (3)	Chief Technical Operations Officer	2019
Sonia Poli, Ph.D. (3) (4)	VP Translational Science	2019

(1) — Dr. Andreas Muhs passed away on December 6, 2018, and is included as a member of the 2018 Executive Management for the purpose of disclosure in this Report

(2) — Dr. Marie Kosco-Vilbois was appointed Chief Scientific Officer effective January 3, 2019

(3) — New function to the Executive Management team effective January 1, 2019

(4) — Dr. Sonia Poli left the Company in August 2019

b.	Executive Compensation Principles

Each member of the Executive Management receives remuneration consisting of a base salary, incentive plan, social benefits and an equity incentive plan as described more fully in the annex to this report.

c.	2019 and 2018 Executive Compensation

The total compensation of the Executive Management and the highest individual compensation of the members of the Executive Management for the years ended December 31, 2019 and 2018, respectively, are outlined below:

Year	Name	Cash Compensation	Other Compensation	Pension (employer)	Employer’s Social Contribution (1)	Cash Bonus	Total	Equity FMV excluding Social Contributions (2) (3)
		(in CHF thousands)
2019	Andrea Pfeifer, Ph.D.	510	28	75	91	342	1,046	700
2018		455	28	67	51	445	1,046	700

2019	Total Executive Management Compensation (4)	1,843	76	215	257	770	3,161	1,864
2018		1,306	75	160	117	733	2,391	1,758

(1)	— Amounts exclude social charges related to the exercise of options in the amount of CHF 51K and CHF 24K in the aggregate for Executive Management in 2019 and 2018 respectively

(2)	— Stock options were granted in 2019 and Restricted Share Units in 2018 and are further described in Section 3 below. We estimate the fair value of Restricted Share Units using a reasonable estimate of market value of the common stock on the date of the award. Stock options granted are valued using the Black-Scholes model

(3)	— Fair market value (FMV) excludes Swiss social security contributions since such contributions are only due if and when the equity instrument is exercised

(4)	— The Executive Management Compensation includes Dr. Andreas Muhs’ compensation for the period from January 1 through December 6, 2018, including death benefits, a portion of which was paid to his estate in the first quarter of 2019, and reduced by payments by insurance

d.	Loans, Severance or other Compensation Paid to Members or Former Members of the Executive Management

For the years ended December 31, 2019 and 2018, the Company granted no loans to members or former members of the Executive Management. Additionally, as of December 31, 2019 and 2018, no such loans or credit payments existed to present or former members of the Executive Management, or to related parties of present or former members of the Executive Management.

For the years ended December 31, 2019 and 2018, no compensation was paid to related parties of present or former members of the Executive Management.

3.	Equity Incentive Plans of the Board of Directors and the Executive Management

Board of Directors and Executive Management Equity Incentive Plan Summary

The Members of the Board of Directors and Executive Management held the following equity instruments, as outlined in the following two tables, as of December 31, 2019 and 2018:

Investments held by members of the Board of Directors (1)

Year	Name	Function	Number of Shares	Number of Options - Vested (7)	Number of Options - Unvested (6) (7)	Number of Restricted Share Units (4)
2019	Douglas Williams, Ph.D.	Chairman	-	-	23,295	12,818
2018		Director	-	-	-	12,818

2019	Martin Velasco	Vice-Chairman	444,250	10,250	21,023	11,828
2018		Chairman	444,250	10,250	-	11,828

2019	Peter Bollmann, Ph.D.	Director	15,656	-	18,750	5,953
2018		Director	5,875	-	-	5,953

2019	Thomas Graney	Director	4,023	-	18,750	11,828
2018		Director	4,023	-	-	11,828

2019	Detlev Riesner, Ph.D. (2)(3)(5)	Director	-	-	-	-
2018		Director	778,848	-	-	11,828

2019	Friedrich von Bohlen und Halbach, Ph.D.	Director	-	-	18,750	11,828
2018		Director	-	-	-	11,828

2019	Werner Lanthaler, Ph.D.	Director	-	-	18,750	11,906
2018		Director	-	-	-	11,906

2019	Roy Twyman, M.D.	Director	-	-	36,932	-
2018		Director	-	-	-	-

	Total 2019		463,929	10,250	156,250	66,161
	Total 2018		1,232,996	10,250	-	77,989

(1)	— Excluding Andrea Pfeifer, CEO, whose holdings are listed under Executive Management

(2)	— Includes shares held directly and indirectly through vehicles controlled by the Director

(3)	— A portion of the shares correspond to pre-IPO preferred shares acquired directly by the member through the Company’s successive financial rounds (Series A, B, C and D) and cannot be assimilated to compensation in equity

(4)	— All RSUs granted have vested and entitles the Grantee an equivalent number of shares of Common Stock of the Company. The settlement and delivery of shares shall only occur upon payment of the Settlement Price of the Restricted Share Unit

(5)	— No longer a Director as of December 31, 2019

(6)	— Stock Options awarded in 2019 will fully vest in 2020

(7)	— Each stock option award entitles the Grantee the right and option to purchase all or any part of the number of shares of Common Stock of the Company, equivalent to the number of stock options exercised

Investments held by members of the Executive Management

Year	Name	Function	Number of Shares	Number of Options – Vested (2)	Number of Options - Unvested	Number of Restricted Stock Units – Vested (3)	Number of Restricted Stock Units – Unvested
2019	Andrea Pfeifer, Ph.D. (1)	Chief Executive Officer	2,550,809	114,955	312,768	38,554	29,987
2018		Chief Executive Officer	2,382,809	200,128	202,758	21,419	47,122

2019	Marie Kosco-Vilbois, Ph.D.	Chief Scientific Officer	-	10,331	72,314	-	-
2018		Chief Scientific Officer	-	-	-	-	-

2019	Joerg Hornstein	Chief Financial Officer	-	131,272	233,532	-	-
2018		Chief Financial Officer	-	57,084	171,622	-	-

2019	Jean-Fabien Monin	Chief Administrative Officer	329,745	10,339	33,791	1,654	4,922
2018		Chief Administrative Officer	327,500	2,750	13,832	1,694	7,127

2019	Piergiorgio Donati	Chief Technical Operations Officer	4,500	6,965	41,557
2018		Chief Technical Operations Officer	-	-	-	-	-

2019	Andreas Muhs, Ph.D.	Chief Scientific Officer	-	-	-	-	-
2018		Chief Scientific Officer	439,550	309,479	-	7,804	-

	Total 2019		2,885,054	273,862	693,962	40,208	34,909
	Total 2018		3,149,859	569,441	388,212	30,917	54,249

(1)	— A portion of the shares correspond to pre-IPO preferred shares acquired directly by the member through the Company’s successive financial rounds (Series A, B, C and D) and cannot be assimilated to compensation in equity

(2)	— Each stock option award entitles the Grantee the right and option to purchase all or any part of the number of shares of Common Stock of the Company, equivalent to the number of stock options exercised

(3)	— Each RSU entitles the Grantee an equivalent number of shares of Common Stock of the Company. The settlement and delivery of shares shall only occur upon payment of the Settlement Price of the Restricted Share Unit

Compensation of Current and Former Members of the Board and Executive Management

In connection with RSUs settled and options exercised in 2019 and 2018 by current and former members of the Board and Executive Management, AC Immune paid social contributions, in accordance with applicable laws, on the gain resulting from the difference in exercise price and fair value of the shares at the time of the exercise. With regard to the former Board and Executive Management members, AC Immune paid a total of CHF 27K and nil in 2019 and 2018, respectively. With regard to the current Board and Executive Management members, AC Immune paid a total of CHF 51K and CHF 37K in 2019 and 2018, respectively.

Compensation Philosophy, Principles and Governance

AC Immune is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, Tau and alpha-synuclein. Our corporate strategy is founded upon a three-pillar approach that targets Alzheimer’s disease, non-Alzheimer’s neurodegenerative diseases including NeuroOrphan indications and diagnostics. We use our two unique proprietary platform technologies, SupraAntigen™ (conformation-specific biologics) and Morphomer™ (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

AC Immune's compensation policy is designed to attract, motivate and retain talent in order to support the achievement of the Company’s financial and strategic objectives. The policy further aims at ensuring a fair and competitive compensation package. The Board believes that by combining short- and long-term incentive elements, the compensation system helps to align the interests of the Board members and Executive Management with the interests of the Company and its shareholders. In addition, compensation elements are focused on rewarding the delivery of outstanding and sustainable results without inappropriate risk-taking.

In 2018 and 2019, the Company engaged a reputable compensation and performance expert firm to benchmark the compensation level and structure for the members of the Board and Executive Management. The analysis included compensation data of the comparable Pharma/Biopharma companies, including several U.S.-based companies. The Board came to the conclusion that adjustments to the compensation were required in order for AC Immune to remain a competitive employer.

Method of Determining Compensation

The Role and Powers of the Compensation, Nomination and Governance Committee (“CNC”)

The CNC consists of three (3) members, who are appointed at the Annual Shareholders' Meeting and the committee enacts its own charter.

Compensation Guidelines:

The CNC recommends guidelines for the compensation of the members of the Board of Directors, the CEO and the Executive Management, and submits these recommendations to the Board of Directors for approval.

The CNC provides an overall package for near- and long-term compensation, including variable compensation, that (1) is designed to attract, motivate and retain persons with the necessary skills and character, (2) is consistent with market conditions, and in the case of variable compensation, consistent with the Company’s and individual’s performance, and (3) aligns the interests of the members of the Board of Directors and the Executive Management with the interests of the Company. The CNC also periodically reviews the Company’s compensation policies for its employees who are not members of the Executive Management.

The CNC meets at least four times per year and informs the Board of Directors of its recommendations and resolutions after each meeting.

Approval of Compensation by the Annual Shareholders' Meeting

Swiss law requires a binding approval of the maximum compensation for the Board and the Executive Management. Each year, the Annual Shareholders' Meeting separately approves the total maximum amounts proposed by the Board of Directors pursuant to Articles 32 and 33 of the Articles of Association for:

(1)	the non-performance-related compensation of the Board of Directors for the next term of office;

(2)	a possible additional compensation of the Board of Directors for the preceding business year;

(3)	the non-performance-related compensation of the Executive Management for the 12-month period starting on 1 July following the Annual Shareholders' Meeting;

(4)	the variable compensation for the Executive Management for the current year, and;

(5)	the grant of options, shares or other equity instruments in the Company to the Board of Directors and the Executive Management.

The respective total compensation amounts include social security and occupational pension contributions for the benefit of the members of the Board of Directors, the Executive Management and the Company.

If the Annual Shareholders' Meeting refuses to approve a respective motion by the Board of Directors, the Board of Directors may either submit a new motion at the same meeting or determine a maximum total remuneration or several maximum partial remunerations, subject to the relevant principles of the compensation, or submit a new motion to the next Annual Shareholders' Meeting for approval. The Company may pay remunerations within the framework of the maximum total or partial remuneration and subject to the approval by the Annual Shareholders' Meeting.

Compensation of the Board of Directors

The CNC reviews and proposes to the Board of Directors the resolution to be submitted to the Annual Shareholders' Meeting for the maximum total compensation of the Board of Directors. The CNC will also request approval by the Board of Directors of the individual compensation packages to be paid to members of the Board of Directors.

The compensation for members of the Board typically consists of:

(1)	Annual cash compensation

(2)	Annual grant of equity

Both components do not depend on the achievement of corporate goals or the individual performance of a Board member. Additionally, the Company pays the employer’s social security contributions due on these amounts. Board members do not receive any variable compensation and do not participate in the Company’s pension plan.

Compensation of the Executive Management

The CNC evaluates annually the performance of the CEO and the Executive Management and submits such evaluation for review and approval by the Board of Directors, in each case in executive session without the presence of the CEO or the Executive Management.

Subject to and within the bounds of the maximum compensation approved by the Annual Shareholders' Meeting, the CNC reviews and recommends for approval by the Board of Directors the annual base salary,

incentive compensation (bonus) and equity compensation of the CEO, and in consultation with the CEO, of the Executive Management, and the overall compensation of the CEO and the Executive Management. The CNC also requests approval by the Board of Directors regarding the determination of the compensation-related targets for the Executive Management and requests approval by the Board of Directors of the individual compensation packages to be paid to members of the Executive Management.

Elements of Compensation for 2019 and 2018

Base Salary

Base salaries are highly competitive in order to attract, motivate, and retain persons with the necessary skills and character. The salary level is based on the scope of the position and market conditions and the individual’s profile in terms of experience and skills. The fixed compensation for the Executive Management members includes base salary, social security contributions and payments to the pension fund by the Company. Base salaries are reviewed annually by the CNC, taking into account individual performance and the results of the external benchmarking.

Incentive Plan (Bonus)

The CNC proposes to the Board of Directors an incentive compensation plan providing for variable compensation of the members of the Executive Management based on the achievement of the Company’s corporate goals and in relation to the Executive Management based on the individuals’ performance, and approve any changes to such plan as may be proposed by the CEO from time to time. The CNC reviews and approves any employment contracts, severance contracts, or other agreements that the Company proposes to enter into with any present, future or former members of the Executive Management; provided that the key terms of such contracts shall be submitted for approval by the Board of Directors and shall be within the bounds of the maximum compensation approved by the Ordinary Annual Shareholders' Meeting.

The annual cash bonus for 2019 and 2018 was based on the achievement of Company and individual goals. The target bonus( i.e. cash bonus to be paid if 100% of corporate and individual objectives are met,) is determined individually for each member of the executive management as a fixed amount, ranging from approximately 27% (25% in 2018) to 65% (65% in 2018) of the base salary. According to the external benchmarking, the target bonuses continued to be in the low range of the peer group. The 2019 corporate goals included (i) go-live with a new ERP system in Q4, (ii) full integration of the new CSO in the organization, (iii) fulfillment of various R&D milestones, and (iv) advancement of several R&D pre-clinical and clinical programs. The 2018 corporate goals included (i) completion of a follow-on financing of at least USD 75M, (ii) formation of a strategic partnership clinical program, and (iii) fulfillment of various R&D project milestones. The weightings of the corporate and individual goals are defined for each executive management member and vary depending on the position. In general, the higher the position of an employee, the more weight is put on the achievement of corporate goals rather than on individual goals. The Board determined that the actual target achievement of the 2019 and 2018 corporate goals was 103.5% and 120%, respectively.

Pension Plan and Social Charges

Pension Plan

The Company participates in a collective foundation covering all of its employees including its executive officers. In addition to retirement benefits, the plan provides death or long-term disability benefits.

Contributions paid to the plan are computed as a percentage of salary, adjusted for the age of the employee and shared approximately 47% (47% in 2018) and 53% (53% in 2018) by employee and employer, respectively. This plan is governed by the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG), which requires contributions to be made to a separately administered fund. The fund has the legal form of a foundation and it is governed by the Board of Trustees, which consists of an equal number of employer’s and employee’s representatives. The Board of Trustees is responsible for the administration of the plan assets and for the definition of the investment strategy.

Social Charges

The Company pays old age and survivors’ insurance (AHV), Disability insurance (IV), and Income replacement scheme (EO) as required by Federal Swiss law.

Equity Incentive Plans

Current Plan

The 2016 Option and Incentive Plan as amended and restated as of October 7, 2019 (the “2016 Plan”) was established for the officers, employees, non-employee directors and consultants of AC Immune SA.In June 2019, the Board authorized, and the shareholders approved, an increase in the maximum number of shares reserved for issuance under the 2016 Plan. In October 2019, the Board authorized a second amendment and restatement to the 2016 Plan. These amendments were made to align certain elements with Swiss statutory requirements and had no financial impact for the Company in 2019. The amendments were made to align certain elements with Swiss statutory requirements and had no financial impact for the Company in 2019. The 2016 Plan provides for a variety of award types, including stock options, restricted share awards, restricted share units, unrestricted share awards, and performance based awards.  Vesting  and performance based conditions vary by grant and are determined by the plan administrator, which is the Compensation Committee of the Board of Directors or the Chief Executive Officer under specified delegation limitations granted by the Board of Directors.  However, option awards with an “Exercise Price” shall be determined at the time of grant by the plan administrator, but shall not be less than 100 percent of fair market value on the date of grant.  Further, awards with an “Option Term” may not exceed 10 years.  In 2019 and 2018, awards were granted to members of the Executive Management and Board of Directors and are disclosed in Section 3 of this report. According to the external benchmarking, the equity awards continued to be in the lower range of the peer group.

2016 Option and Incentive Plans

Directors and Executive Consideration

For the fiscal years ended December 31, 2019 and 2018, we have granted our directors and executive management, in the aggregate, options for the right to acquire 669,758 and 280,848 shares, respectively at an exercise price of US$ 5.39 per share in 2019 and ranging from US$ 8.51 to US$ 9.50 per share in 2018. Options granted to directors vest at the end of a one-year period whereas options granted to executive management vest over a four year period with vesting to occur quarterly. In addition to the stock options granted, for the fiscal years ended December 31, 2019 and 2018, the Company also granted nil and 69,371 restricted share units, respectively to its directors and executive officers. The restricted share units granted to directors total nil and 54,489 in 2019 and 2018, respectively and vest at the end of a one-year period. The remaining nil and 14,882 restricted share units were granted to executives and have a four year vesting life and vest quarterly. Upon the death of our CSO in 2018, non-vested options and non-vested-restricted share units were cancelled; such amounts aggregated 22,800 options of the 2018 grant and 9,966 restricted share units of the 2018 grant. Upon the departure of our VP Translational Sciences in August 2019, non-vested options were cancelled; such amounts aggregated 33,058.

Prior Plans

Since our inception in 2003, we have had four separate Prior Plans under which stock options were granted (Prior Plans B and C2 have terminated): Plan A, which was established in 2004 and amended in June 2015 and June 2017 and Plan C1, which was established in 2006. Options granted under the C1 Plan from 2013 through the adoption of current 2016 Stock Option and Incentive Plan were taxed upon exercise instead of at grant due to a change in taxation rules. The options granted under Plan A vested immediately but were subject to a four-year lockup period. The options granted under Plan B and Plan C1 vested over a four year period with 25% of these options vesting each year. Under Plan C2, options were immediately exercisable.

Our Board of Directors has the authority to amend each of the Prior Plans.

Other

Employment Contracts

The Executive Management of the Company is employed under employment contracts of unlimited duration with a notice period of twelve months for each of the Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer and Chief Technical Operations Officer. The notice period for the Chief Scientific Officer is six months. Executive members are not contractually entitled to termination payments other than the vested portions of the stock options.